Goodwin Procter LLP 901 New York Avenue, NW Washington, D.C. 20001 goodwinlaw.com +1 202 346 4000

March 9, 2018

VIA EDGAR

Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	State Street Variable Insurance Series Funds, Inc. (File No. 811-04041)

Dear Ms. Stout:

On behalf of State Street Variable Insurance Series Funds, Inc. (the “Registrant”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) via telephone on February 2, 2018 regarding the Registrant’s annual shareholder report for the fiscal year ended December 31, 2016 (the “Annual Report”) filed on Form N-CSR on March 2, 2017. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

1. Comment: According to the Schedules of Investments, the types of derivative instruments held by State Street Income V.I.S. Fund consisted of only futures contracts and credit default swaps, and the types of derivative instruments held by State Street U.S. Equity V.I.S. Fund, State Street S&P 500 Index V.I.S. Fund, State Street Premier Growth Equity V.I.S. Fund, State Street Small-Cap Equity V.I.S. Fund and State Street Total Return V.I.S. Fund consisted of only futures contracts. In the Funds’ prospectus dated May 1, 2017 (the “Prospectus”), the principal investment strategies for each Fund disclose that the Fund may use “various types” of derivative instruments and list examples of specific derivative instrument types in which the Fund may invest, which, for certain Funds, include instrument types that are in addition to those listed in the Fund’s Schedule of Investments. Consider whether revisions to the Prospectus disclosure for each Fund are appropriate in light of the types of derivative instruments listed in the Fund’s Schedule of Investments.

Response: The Registrant will consider whether revisions to the derivatives-related disclosure for each Fund in the Prospectus are necessary or appropriate in connection with the next annual update of the Registrant’s registration statement.

2. Comment: With respect to the State Street Income V.I.S. Fund, explain why the gross and net expenses of 1.15% in the Financial Highlights table in the Annual Report are different from the total annual fund operating expenses of 1.25% in the Fee and Expense Table in the

Ms. Stout

March 9, 2018

Prospectus. In addition, with respect to the State Street S&P 500 Index V.I.S. Fund, explain why the net expenses of 0.34% and gross expenses of 0.37% in the Financial Highlights table in the Annual Report are different from the total annual fund operating expenses of 0.32% in the Fee and Expense Table in the Prospectus.

Response: With respect to the State Street Income V.I.S. Fund, the “Other Expenses” in the Fee and Expense Table are restated to reflect current expenses in accordance with Instruction 3(d)(ii) to Item 3 of Form N-1A. This restatement is described in footnote 1 to the Fee and Expense Table. The restated fees are not reflected in the Financial Highlights table.

With respect to the State Street S&P 500 Index V.I.S. Fund, the net expenses in the Financial Highlights table reflect a contractual arrangement with GE Asset Management Incorporated (“GEAM”), the Fund’s prior investment adviser, to limit the management fee charged to the Fund to 0.30% (the contractual fee was 0.35%). The arrangement terminated effective June 30, 2016, upon the termination of the investment advisory and administration agreement with GEAM. Upon the termination, SSGA Funds Management, Inc. (“SSGA FM”), the Fund’s new investment adviser, reduced the contractual management fee to 0.25%. Accordingly, from January 1, 2016 through June 30, 2016, the Fund paid GEAM a management fee of 0.30%. From July 1, 2016 through December 31, 2016, the Fund paid SSGA FM a management fee of 0.25%. The management fee waiver arrangement is described in footnote (c) to the Financial Highlights table. The “Management Fees” in the Fee and Expense Table are restated to reflect the current management fee of 0.25% and the termination of the management fee waiver arrangement in accordance with Instruction 3(d)(ii) to Item 3 of Form N-1A. This restatement is described in footnote 1 to the Fee and Expense Table.

3. Comment: Explain why the reimbursement payment by State Street Bank and Trust Company (“State Street”) to each Fund of certain custody expenses that State Street concluded were incorrectly invoiced to each Fund, as described in Note #6 to the Financial Statements, are recorded as “refunded” expenses and interest income received by each Fund (the “Refund”) and not as payments made by an affiliate to each Fund, and explain how this treatment is consistent with U.S. Generally Accepted Accounting Principles. Explain whether the Refund impacted each Fund’s Fee and Expense Table in the Prospectus. Explain how State Street discovered the issue that led to the incorrect invoices and whether State Street has implemented any procedures to prevent similar occurrences in the future.

Response: As described in Note #6 to the Financial Statements for each Fund, State Street announced in December 2015 that it had initiated a review of the manner in which it invoiced certain expenses to its clients between 1998 and 2015 (the “Review Period”). As a result of its review, State Street determined that it incorrectly invoiced clients, including each Fund, for certain expenses. State Street reimbursed its clients for the amount of overcharged expenses plus interest.

Ms. Stout

March 9, 2018

The Refund is characterized for financial reporting purposes based on its original character. Reimbursed amounts for custody fee over-billings in prior years are characterized as a reduction of custody fees or a contra-expense in the current period. As such, the custody fees charged by State Street to each Fund for the fiscal year ended December 31, 2016 were reduced by the amount of the refunded custody expense and the net custody fees are reflected in each Fund’s Statement of Operations in the line item “Custody and Accounting Expenses – Net” with reference to Note #6. In addition, the interest income received by each Fund are characterized as interest income and, as such, are reflected in each Fund’s Statement of Operations in the line item “Interest Income”. Although these amounts are not explicitly characterized as payments or reimbursements from an affiliate, they are disclosed as transactions with an affiliate and the relevant sub-section in Note #6 is titled “Other Transactions with Affiliates” and includes appropriate references to the specific line items in each Fund’s Statement of Operations.

In total, the Refund amounted to 0.042%, 0.021%, 0.018%, 0.003%, 0.01%, 0.0004% and 0.014% of the net assets of State Street Income V.I.S. Fund, State Street U.S. Equity V.I.S. Fund, State Street Total Return V.I.S. Fund, State Street S&P 500 Index V.I.S. Fund, State Street Small-Cap Equity V.I.S. Fund, State Street Real Estate Securities V.I.S. Fund, and State Street Premier Growth Equity V.I.S. Fund, respectively, as of December 31, 2016. The refunded custody expense, which constitutes a portion of the Refund, is reflected in each Fund’s Fee and Expense Table in “Other Expenses” because that caption is derived from the amounts shown as expenses in the Fund’s Statement of Operations that are not otherwise disclosed in the Fee and Expense Table. The Fee and Expense Tables were not restated in accordance with Instruction 3(d)(ii) to Item 3 of Form N-1A because such amounts were immaterial on a per share basis.

The Registrant understands that State Street, with the help of external legal and accounting advisors, undertook a detailed review of how the incorrect invoices occurred and remained uncorrected for the duration of the Review Period. Based on the results of such review, a common thread of many of the expense categories reviewed by State Street is that a unit cost was established in the past but not later updated. Over time, as volumes increased or costs decreased, the gap between the amount charged and the actual cost per unit grew. State Street’s controls did not include procedures to periodically reassess these unit costs. The invoicing errors were self-identified as part of the review initiated by State Street regarding the way it invoiced certain expenses to clients, and State Street proactively reported this issue to its regulators and other government authorities. State Street provided the Registrant with a Summary of Methodology and Payment Determination document that details the review performed, the findings, and the process undertaken to correct the situation, including the methodology utilized to determine the amount to be accrued by each Fund. State Street has implemented improved controls and processes so any changes in costs or related expense categories are addressed on a periodic basis. Among other things, State Street revised its invoicing methodology to ensure that it re-calculates the unit costs for each expense category on at least an annual basis and provides the unit costs to clients via invoice and upon request.

4. Comment: If any fees waived or reimbursed by SSGA FM are subject to potential recoupment in future periods, include disclosure to that effect in the Notes to the Financial Statements in the future.

Ms. Stout

March 9, 2018

Response: The Registrant confirms that any fees waived or reimbursed by SSGA FM are not subject to potential recoupment and, accordingly, no additional disclosure is required.

5. Comment: The Funds’ Prospectus and Annual Report do not appear to be available on the Funds’ website. Please ensure that these documents are accessible.

Response: The Registrant confirms that the Funds’ Prospectus and Annual Report are available at http://www.ssga.com/geam. This website is referenced in the Annual Reports in the “Notes to Performance” section and on the back cover.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4116 if you wish to discuss this correspondence further.

Sincerely,

/s/ Andrew L. Zutz

Andrew L. Zutz

cc:	Andrew J. DeLorme, State Street Global Advisors
Christopher E. Palmer, Goodwin Procter LLP

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